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                                                                     EXHIBIT 19


Butler
Manufacturing
Company
THIRD QUARTER REPORT 2000
Nine Months Ended September 30, 2000
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Butler's third quarter net earnings were $9.4 million compared with $8.6 million a year ago. Earnings per share increased 20% to $1.47 per share compared with $1.22 per share in the third quarter 1999. Total third quarter 1999 net earnings were $14.4 million, or $2.03 per share and included a one-time gain of $5.8 million, or $.81 per share. The one-time gain was realized from the sale of our former United Kingdom metal buildings subsidiary. Third quarter sales were $250 million compared with $266 million last year.

Sales for the nine months through September were $713 million, slightly lower than the $718 million recorded in the same period last year. Net earnings for the first three quarters were $18.3 million, or $2.77 per share, while comparable net earnings for the same period last year were $15.2 million, or $2.11 per share. Total 1999 net earnings for the nine month period were $21 million including the one-time gain mentioned above.

Sales in the Building Systems segment were 3% lower for the nine month period, while operating earnings were up significantly. Through the first eight months of 2000, contract awards for nonresidential building projects in the United States (as reported by F.W. Dodge) declined about 5%. Against this backdrop, revenues in our U.S. metal buildings business were up slightly, and operating earnings increased considerably. Better management of both margins and costs provided the favorable profit comparison. Revenues of the Lester wood buildings business were slightly ahead of those of the previous period, as were operating results. Nevertheless, the business operated at a loss, primarily due to continued weak demand in the agricultural markets Lester serves.

Sales in the international metal buildings businesses were approximately 15% lower than the comparable nine month period of 1999, principally due to continued weak demand in the Latin American region. Combined operating results for the international businesses were solidly in the black, but below 1999 results, reflecting the reduced activity in Latin America. The expansion of Butler's Shanghai, China manufacturing facility was substantially completed during the third quarter and start-up production begun. This $5 million investment creates a fully integrated metal buildings facility with additional capacity for significant growth.

Architectural Products' segment sales were 12% higher, as demand remained robust for Vistawall storefronts, entranceways, skylights, and curtain wall products. Operating profits were good, but were 12% lower than 1999's record results. Vistawall's lower profitability was primarily a result of purchasing third-party extrusion and finishing capacity to meet customer demand while awaiting the completion of the division's second major manufacturing facility. The new plant, located in eastern Tennessee, is on schedule to begin production in the first quarter of 2001. The additional capacity will support growth while reducing dependence on third party suppliers.




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Butler Construction revenues were 6% lower when compared to the 1999 nine month period, while operating earnings were off 23%. Butler Real Estate sales and profits were also lower. Both of these businesses are project-based operations - especially Butler Real Estate - and their revenue and earnings are not as comparable period to period as are those of the manufacturing businesses.

We are pleased with the year-over-year comparisons for 2000, and we have identified opportunities for continued improvement. We entered the fourth quarter with backlog at $332 million, just slightly lower than the $343 million at the same time a year ago. Product and construction backlog were each 3% lower. We continue to focus on creating greater value for shareholders, and expect to deliver improved operating results for the year.

Cordially yours,



John Holland
President and Chief Executive Officer

October 16, 2000
Butler Manufacturing Company